EXHIBIT 99
                                 [UNILEVER LOGO]

                              N E W S  R E L E A S E



CONTACT:

Nancy L. Goldfarb
Unilever United States, Inc.
390 Park Avenue
New York, NY  10022
(212) 906-4690


           Unilever Completes Sale of Mazola and Other Food Brands to
                            ACH Food Companies, Inc.


NEW YORK, NY -- July 2, 2002 -- Unilever (NYSE:UN, UL) today announced that it has completed the sale of 19 of its food brands to ACH Food Companies, Inc., a subsidiary of London-based Associated British Foods plc for approximately $360 million in cash.

In April 2002, Unilever signed a definitive agreement to sell the 19 brands and related assets. The major brands include Mazola cooking oil, Argo and Kingsford's cornstarches, Karo and Golden Griddle syrups, and Henri's salad dressings, and a number of related Canadian brands.

Unilever will continue to assist ACH in day-to-day operations under a transitional services agreement for up to six months.


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UNILEVER BACKGROUND: Unilever is one of the world's largest consumer products companies with annual sales of approximately $49 billion in 2001. It produces and markets a wide range of foods and home and personal care products. Unilever operates in 88 countries around the globe and employs approximately 279,000 people.

In the United States, Unilever sales were approximately $11 billion in 2001. It employs some 17,800 people and has 67 offices and manufacturing sites in 23 states.

The business comprises:

FOODS: Lipton teas, recipe products and side dishes; Wish-Bone salad dressings; Lawry's seasonings; Country Crock and "I Can't Believe It's Not Butter!" spreads; Ragu pasta sauces; Knorr soups, sauces and bouillons; Hellmann's mayonnaise; Skippy peanut butter; Bertolli olive oil; Good Humor-Breyers and Ben & Jerry's ice cream; and Slim-Fast nutritional and health snack products.

HOME AND PERSONAL CARE: Wisk, "all" and Surf laundry detergents; Snuggle fabric softener; Sunlight dish detergents; Lever 2000, Caress, Dove, Degree, Pond's and Vaseline skin care, deodorant and soap products; Q-tips cotton swabs; Mentadent oral care products; Finesse, Salon Selectives, Suave and ThermaSilk hair care products; and Calvin Klein, Nautica and Lagerfeld cosmetic and fragrance products.